David P. Warren

Executive Vice President and Chief Financial Officer

One Liberty Plaza

New York, NY 10006

October 11, 2005

Via Edgar

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549-0408

Attention:	Joyce Sweeney
Accounting Branch Chief

Re:	The Nasdaq Stock Market Inc. Form 10-K for the Fiscal Year Ended December 31, 2004

Form 10-Q for the Quarter Ended June 30, 2005

File No. 000-32651

Dear Ms. Sweeney,

On behalf of the Nasdaq Stock Market Inc. (the “Company” or “Nasdaq”), set forth below are responses to the comment letter dated September 27, 2005 from the staff of the Division of Corporate Finance (the “Staff’) of the Securities and Exchange Commission (the “SEC”) relating to the Company’s Form 10-K for the fiscal year ended December 31, 2004 and the Form 10-Q for the quarter ended June 30, 2005.

Form 10-K for the Fiscal Year Ended December 31, 2004

Financial Statements

Note 2- Summary of Significant Accounting Policies, page F-8

Revenue Recognition and Cost of Revenues, page F-12

Securities and Exchange Commission

Joyce Sweeney

October 11, 2005

1. We note your disclosure that Nasdaq Financial Products’ revenues are recognized when earned. Please tell us and in future filings disclose the terms of your licensing agreements and how your revenue recognition policy for these revenues is consistent with SAB Topic 13.

We develop and license Nasdaq-branded financial products and associated derivatives as part of Nasdaq Financial Products to exchanges and other financial institutions. Nasdaq receives licensee fees for its trademark licenses related to the QQQ and other financial products linked to Nasdaq indices issued in the United States and abroad. Nasdaq primarily has two types of licensing agreements, transaction-based licenses and asset-based licenses.

Transaction- based licenses:

Transaction-based licenses are generally renewable long term agreements. Customers are charged based on transaction volume or a minimum contract amount, or both. If a customer is charged based on transaction volume, Nasdaq recognizes revenue when the transaction occurs. If a customer is charged based on a minimum contract amount, Nasdaq recognizes revenue on a pro-rata basis over the licensing term.

Asset-based licenses:

Asset-based licenses are generally renewable long term agreements. Customers are charged based on a percentage of assets under management for licensed products, per the agreement, on a monthly or quarterly basis. These revenues are recorded on a monthly or quarterly basis over the term of the license agreement.

Revenue Recognition:

Recognition of licensing agreements is consistent with SAB Topic 13 as follows:

•	Each agreement is evidenced by an executed license agreement representing persuasive evidence of an agreement.

•	Revenues are recognized over the period that services are performed in accordance with the term of the license agreements.

•	Licensing revenues are fixed or determinable and are based on a contractual amount, assets under management or transactional volume.

•	Collectibility of fees is reasonably assured.

The Company will include disclosure regarding the terms of the licensing agreements and the revenue recognition policy as noted above in future filings.

Securities and Exchange Commission

Joyce Sweeney

October 11, 2005

2. Please provide us with your analysis pursuant to EITF 99-19 as it relates to the presentation of your Nasdaq Market Center and Nasdaq Market Services Subscriptions revenues for the periods presented. In future filings please describe the critical elements of these revenues and how they impact your application of EITF 99-19 in your Critical Accounting Policies disclosures in MD&A.

Nasdaq Market Center:

The Nasdaq Market Center provides market participants with access to The Nasdaq Stock Market execution services, such as quoting and trading capabilities, and reporting services such as trade reporting and risk management. Nasdaq provides customers with the ability to electronically execute trades in equity securities either through Nasdaq’s execution system (formerly known as “SuperMontage”) or the Brut ECN (which together comprise the Nasdaq Market Center). The primary fee for these execution services is a transaction execution charge, assessed on a per share basis to the party that accesses the liquidity. Nasdaq generally credits a portion of the per share execution charge as a rebate to the market participant that provides the liquidity.

Prior to the 2nd quarter of 2005, Nasdaq recorded the transaction fee net of the liquidity rebate for transactions executed on SuperMontage on a net basis in accordance with EITF 99-19. All indicators of gross vs. net reporting contained in EITF 99-19 were considered. However, the following were considered as the primary indicators of net reporting:

•	Primary Obligor: Nasdaq, through SuperMontage, is not the counterparty and does not act on a principal basis on any trades executed through its system. Therefore, Nasdaq does not take securities positions and does not record in its general ledger the value of the securities executed on its market. The buyer and seller for each transaction executed on Nasdaq are responsible for clearance and settlement of the transaction, through National Securities Clearing Corporation (“NSCC”) directly or a clearing broker that is a participant in NSCC, and reflect the positions on their respective books and records. Therefore, Nasdaq does not have any settlement risk; this risk is assumed by the market participants transacting through SuperMontage.

•	Risk of Loss: Under NASD Rule 4705 and our statutory immunities, the Company historically disclaimed any liability for losses arising from malfunctions of the SuperMontage order-execution system. This rule eliminated liability or risk of loss to the Company for system failures. Effective March 31, 2005, Nasdaq amended Rule 4705 (Limitation of Liability Rule) to provide compensation for losses due to malfunctions of the order-execution systems of the Nasdaq Market Center in certain circumstances. This rule change and the application of this change are discussed in more detail in the response to comment #6.

On September 7, 2004, Nasdaq completed its acquisition of Toll Associates LLC (“Toll”), which is a holding company for Brut, LLC (“Brut”), the owner and operator of

Securities and Exchange Commission

Joyce Sweeney

October 11, 2005

the Brut ECN, a broker-dealer registered pursuant to the Securities Exchange Act of 1934 (the “Act”). Pursuant to EITF 99-19, execution revenues from transactions executed through Brut were historically reported on a gross basis in revenues, and expenses such as the liquidity rebate payments were historically recorded in cost of revenues. Upon consummation of the acquisition of Toll, Nasdaq continued to report execution revenues and related expenses on a gross basis in accordance with EIFT 99-19. All indicators of gross vs. net reporting were considered. However, the following were considered as the primary indicators of gross reporting:

•	Primary Obligor: Brut, an Alternative Trading System (“ATS”), is registered with the SEC as a broker-dealer; Brut is not registered as a National Securities Exchange (like the NYSE, Pacific Exchange (“PCX”)) or a Registered Securities Association (like the NASD) (collectively “Self Regulatory Organizations” or “SROs”) as defined under the Act. Brut ECN, as a broker-dealer, acts as principal to the transactions executed through the ECN.

•	Risk of Loss: As a registered broker-dealer, transactions executed on Brut are conducted on a principal basis which exposes the Company to clearance and settlement risk.

Nasdaq Market Services Subscriptions:

Nasdaq Market Services Subscriptions revenues are based on the number of presentation devices in service and quotes delivered through those devices. Nasdaq Market Services Subscriptions revenues are recognized in the month the information is provided. These revenues are recorded net of amounts due under revenue sharing arrangements with market participants.

The most significant component of Nasdaq Market Services Subscriptions presented on a net basis in accordance with EITF 99-19 is the UTP Plan Revenue Sharing, which was $79.4 million or 42.3% of gross Nasdaq Market Services Subscriptions revenues for the year ended December 31, 2004. Nasdaq is the Securities Information Processor (“SIP”) for the Joint Self-Regulatory Organization Plan Governing the Collection, Consolidation and Dissemination of Quotation and Transaction Information for Nasdaq-Listed Securities Traded on Exchanges on an Unlisted Trading Privileges Basis (“UTP Plan”), in addition to being a participant in the UTP Plan. Nasdaq’s position as the SIP and a participant is unique to the exchange industry. As SIP, Nasdaq facilitates the collection and dissemination of revenues on behalf of the UTP Plan participants. Each participant in the UTP Plan shares in the revenues associated with the sale of certain subscription revenue based on their contribution percentage to total volume. The UTP Plan has an Operating Committee comprised of representatives from each of the participants, which is responsible for administering the UTP Plan. All indicators of gross vs. net reporting pursuant to EITF 99-19 were considered in analyzing the appropriate presentation of UTP Plan Revenue Sharing. However, the following were considered as the primary indicators of net reporting:

•	Primary Obligor: As noted above, Nasdaq, in its unique role as SIP, only facilitates the collection and dissemination of revenues on behalf of the UTP Plan participants. As a participant, Nasdaq shares in the net distribution of revenue according to the plan on the same terms as all other plan participants.

Securities and Exchange Commission

Joyce Sweeney

October 11, 2005

•	Risk of Loss/Credit Risk: Risk of loss on the revenue is shared equally among plan participants according to the UTP Plan.

•	Price Latitude: The Operating Committee (not Nasdaq as SIP), subject to SEC approval, is responsible for setting the level of fees to be paid by vendors, subscribers and taking action in accordance with the provisions of the UTP Plan.

The liquidity rebate and UTP Plan Revenue Sharing are the most significant components of Market Services Revenue impacted by EITF 99-19. Revenue associated with tape fee revenue sharing and the Nasdaq General Revenue Sharing Program in aggregate account for less than 5% of Market Services Revenue on a gross basis for the year ended December 31, 2004. However, Nasdaq performed similar analyses for tape fee revenue sharing and the Nasdaq General Revenue Sharing Program and considered the indicators of gross vs. net reporting and determined these revenues should be reported net.

The Company will include a description of the critical elements of the significant revenue streams noted above and the application of EITF 99-19 in the Critical Accounting Policy disclosures in MD&A in future filings.

Note 9- Goodwill and Intangible Assets, page F-27

3. We note your disclosure on page F-28 that both technology and customer relationships intangible assets are being amortized over a ten-year estimated average useful life. Please tell us how you determined the estimated average useful lives of each of these intangible assets. In your analysis, address points raised in your discussion of Risk Factors regarding competition, rapidly changing technology, evolving industry standards, frequent enhancements to existing services and products, the introduction of new services and products and changing customer demands.

The identifiable intangible assets acquired in the Brut acquisition were a software licensing agreement from SunGard Data Systems, Brut’s former parent, and customer relationships. Both the software licensing agreement and the customer relationships are being amortized over an estimated average useful life of ten years.

To assist with valuing the intangible assets and useful lives discussed below, Nasdaq engaged an independent valuation specialist to assist in determining the fair values of the net assets acquired and the identifiable intangible assets. The valuation was performed in accordance with Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” (SFAS No. 142).

Technology

The software licensing agreement, rather than the underlying trading platform, is the technology identifiable intangible asset that was valued. This license is separate and distinct from the software and hardware that is used to run Nasdaq’s trading platforms.

The technology that Nasdaq acquired in the Brut acquisition was embedded in the Brass Utility from SunGard. Nasdaq obtained this technology through a perpetual, royalty-free agreement to license among Nasdaq, Brut and SunGard. There are three main components of the software licensing agreement that provide material value to Nasdaq:

•	Core trading technology- which Nasdaq expected to use for approximately 15 months while converting Brut to the SuperMontage trading system. Because of the shorter useful life assigned to this asset, the remainder of our response focuses on the two other licensed technology components below.

•	Customer interface- many customers access Brut through a standardized computer-to-computer order management system and protocol known as FIX API. Nasdaq integrated the FIX protocol into the SuperMontage system with an expected remaining useful life of ten years.

•	Routing technology- Brut’s routing technology was integrated into SuperMontage and has an expected remaining useful life of ten years.

As noted above, the licensing agreement is a perpetual royalty-free agreement to use the Brut technology. At the time of the Brut acquisition, Nasdaq intended to use the license for many years as evidenced by the perpetual term. However, despite the perpetual term of the license, Nasdaq did not believe that it would use the license “indefinitely” nor was

Securities and Exchange Commission

Joyce Sweeney

October 11, 2005

it an indefinite life intangible asset. Pursuant to paragraphs Nos. 11 and 12 of SFAS No. 142, Nasdaq believes that after ten years, the level of maintenance expenditures to support the licensing agreement would be material in relation to the carrying amount of the intangible asset. The marketplace will continue to evolve and requirements will change, therefore the level of maintenance expenditures will grow, and new replacement products that are more efficient may become available. Since the precise useful life of the software licensing agreement was not known, Nasdaq determined ten years to be the best estimate of the software licensing agreement useful life.

The Company believes that it is important to note the distinction between a licensed technology that provides ongoing enhancements, versus the underlying hardware or operating system on which it runs. As noted in the “Risk Factors” section, hardware and software applications and customer demands are constantly changing. As a result, such software and hardware generally have a five year useful life. However, the terms of this license from SunGard enable Nasdaq to maintain and enhance the technology to address market changes and competitive enhancements. The application of this in the case of routing technology and the computer interface are discussed separately below.

Nasdaq considers the Brut routing technology to be the most important component of the licensed technology. Prior to the acquisition of Brut, the Nasdaq trading platform, SuperMontage, did not have a router. Currently, Nasdaq has made the necessary enhancements for Brut’s router to be compatible with SuperMontage. Beginning in the first half of 2005, Brut’s sophisticated order routing technology was applied to all orders entered into SuperMontage.

As a result of the acquisition of Brut, Nasdaq had two trading platforms, SuperMontage and Brut ECN. Nasdaq put in place a multi-year technology project with multiple phases that will result in Nasdaq using one platform by the end of 2007. As part of this project, Brut’s router would be utilized with the single platform. Currently, Nasdaq has made the necessary enhancements for Brut’s router to be compatible with SuperMontage. Beginning in the first half of 2005, Brut’s sophisticated order routing technology was applied to all orders entered into the Nasdaq Market Center.

A router is essentially composed of (1) an algorithm that is programmed with various trading rules and other calculations in order to determine where to route a transaction and (2) a communications link between the market centers. The communications link is not part of the licensed technology and is separately accounted for by Nasdaq. Although the algorithm may need to be updated to comply with rule changes, the underlying program is less likely to become obsolete than standard software programs because the core technology is not focused on speed or computing power.

The Brut router has enabled our customers to access multiple third-party destinations not previously available. During the past year, Nasdaq has utilized the license and made enhancements in several ways. Through upgrades, the license agreement has provided Nasdaq with the ability to access additional markets including the New York Stock Exchange. If rules to enter other markets should change, the license is designed to allow

Securities and Exchange Commission

Joyce Sweeney

October 11, 2005

Nasdaq to make the necessary enhancements to address such rule changes. Nasdaq also believes that by adding additional features, Nasdaq will continue to be able to access additional market centers. With Regulation NMS, the trade through protection rules will allow Nasdaq access to other market centers including regional exchanges that we historically did not have access to and other liquidity pools and asset classes.

The software licensing agreement also supports the customer interface. Many customers access Brut through a standardized computer-to-computer order management system and protocol knows as FIX API. FIX is a standard method of financial communication between trading firms and vendors. Nasdaq expects to use the FIX protocol as its primary access to the Nasdaq Market Center in the future as it migrates users away from proprietary network connectivity and moves towards industry standards. Nasdaq recognizes that technology is rapidly changing, however FIX is now the industry standard and based on past experience, Nasdaq believes that this will remain the industry standard in the near future. Nasdaq expects to make enhancements through the software licensing agreement to the Brut customer interface as deemed necessary to continuously improve our competitive position.

As discussed above, the software licensing agreement is not materially effected by changing technology. Although the underlying software and hardware that support Nasdaq’s trading platforms might change, the license agreement allows Nasdaq to make the necessary enhancements to existing and new services and products in order to meet customer’s needs and address competition. Based on the above discussion, Nasdaq’s management believes the ten-year useful is appropriate.

Customer Relationships

Customer-related intangible assets are a source of current and recurring revenue, and as such, are a valuable asset of Nasdaq. Over 400 broker-dealer clients and approximately 45 institutional clients used the Brut ECN at the time of the acquisition. The customer-related intangible asset was valued using the Income Approach, which is considered an accepted valuation method under SFAS No. 142. Based on Brut’s past history, a 17.0% attrition rate was used in the valuation of the customer list. Nasdaq considered the historical attrition rate in valuing the intangible asset and estimating the expected useful life. However, Nasdaq capped the estimated useful life at ten years as the benefit of the customer relationships in years following, was deemed marginal. In addition, Nasdaq also considered competition, nature of the industry and the estimated life of the technology which supported the customer relationships in determining the estimated useful life of ten years.

Securities and Exchange Commission

Joyce Sweeney

October 11, 2005

Note 18- Segments, page F-38

4. We note that your MD&A contains significant disclosure regarding operations and revenues from your Corporate Client Group and Nasdaq Financial Products lines of business. Please tell us whether you consider the Corporate Client Group and Nasdaq Financial Products lines of business to be separate operating segments. Tell us what management reports are regularly reviewed by your chief operating decision maker and how your organizational structure supports your determination of operating and reportable segments. Please refer to paragraphs 10-15 of SFAS 131.

Nasdaq manages, operates and provides its products and services in two business segments, our Market Services segment and our Issuer Services segment. The Issuer Services segment includes our securities listings business (Corporate Client Group) and our financial products business (Nasdaq Financial Products). Nasdaq does not consider these separate lines of business to be separate operating segments as defined in paragraphs 10-15 of SFAS 131.

Pursuant to paragraph 10 of SFAS 131, the Issuer Services segment is defined as an operating segment as follows:

•	The business activities within Issuer Services are interrelated: The companies listed on The Nasdaq Stock Market represent a diverse array of industries. This diversity of Nasdaq-listed companies allows us to develop industry-specific and other Nasdaq indices that we use to develop and license financial products and

Securities and Exchange Commission

Joyce Sweeney

October 11, 2005

associated derivatives. The nature of Nasdaq’s business activities within Issuer Services are interrelated and primarily include revenues earned and expenses associated with listed companies and licensing fees from the distribution of related information. We earn revenues from our listed companies in the form of initial listing fees, annual fees and other related fees. As a result of our strong listing business, Nasdaq Financial Products is able to license information regarding our listed companies and earn additional revenue from the QQQ and other exchange traded funds. In addition, Nasdaq listed companies benefit from a broader investor base, increased visibility and investing, through the creation and licensing of branded indices.

•	Operating results are reviewed by the Chief Operating Decision Maker: Nasdaq’s CEO (defined as the Chief Operating Decision Maker, or CODM, pursuant to SFAS 131) allocates resources, assesses performance and manages these business lines as one operating segment.

•	Discrete financial information available: Segment information, including profitability by segment, was first utilized by the CODM in the 4th quarter of 2003. Prior to the 4th quarter of 2003 only revenue information was available to the CODM for Market Services and Issuer Services. Profitability by segment was not available prior to the 4th quarter of 2003, and as such Nasdaq reported as one operating segment in accordance with SFAS 131. In addition to segment information, certain reports utilized by the CODM include product profitability information, which Nasdaq has utilized for consideration for certain strategic decisions regarding termination of product offerings or exiting specific markets in conjunction with its strategic review and restructuring implemented in 2003. However, on a routine basis, the CODM relies on Issuer Services segment information for the allocation of resources and assessment of performance.

The Company also considered the other factors included in paragraphs #11-15 of SFAS 131, primarily the organizational structure. Nasdaq’s organizational structure has historically included one executive vice-president in charge of each of the revenue streams, reporting to the CODM. This organizational structure has been consistent for several years, including the years in which Nasdaq reported as one operating segment, and has not been realigned with the change in reported operating segments in 2003. The Company’s organizational structure is not a strong indicator of operating segments, but is representative of a historical organization structure based on inter-related business activities.

Securities and Exchange Commission

Joyce Sweeney

October 11, 2005

5. If you consider your Corporate Client Group and Nasdaq Financial Products to be operating segments, please provide us with your analysis supporting the aggregation of these two operating segments into the Issuer Services reportable segment. Please refer to paragraph 16 and 17 of SFAS 131.

Nasdaq notes the aggregation criteria of SFAS 131; however Nasdaq does not consider our Corporate Client Group and Nasdaq Financial Products lines of business to be separate operating segments. See response to comment #4 above.

Form 10-Q for the Quarterly Period Ended June 30, 2005

Note 2- Basis of Presentation, page 4

6. Please tell us and in future filings describe the nature and terms of the Limitation of Liability Rule and its effect on your accounting policies and reporting considerations. Tell us how this change in liability impacts your measurement and timing of revenues recognized and whether you incur a contingent liability as a result of the provisions of this new rule.

Effective March 31, 2005, Nasdaq amended Rule 4705 (Limitation of Liability Rule) to provide limited compensation for losses due to malfunctions of the order-execution systems of the Nasdaq Market Center or Nasdaq’s Brut Facility. The Company amended this rule to be consistent with its competition, primarily ECNs, who historically provided this limited protection to its customers. As a result of this amendment, the Company started reporting transaction revenues and the related liquidity rebate on a gross basis, as the amendment exposed the Company to risk of loss related to the malfunctioning of order execution on its systems, therefore changing one of the most significant factors supporting the historical net reporting of these revenues and expenses. Following the amendment of Rule 4705, Nasdaq’s risk profile and presentation of the liquidity rebate in its financial statements is consistent with the disclosure by the Company’s competitors.

Under the amended Rule 4705, Nasdaq would compensate users of either SuperMontage or Brut for failures of the order-execution portion of either system to correctly process an order, Quote/Order, message, or other data (Order) transmitted by a market participant into it, provided receipt of the entry has been acknowledged by that system. Payment under the proposal is subject to the following limits:

(1)	For one or more claims made by a single market participant related to the use of SuperMontage or Brut system on a single trading day, compensation would be limited to the larger of $100,000, or the amount of any recovery obtained by Nasdaq under applicable insurance policy;

(2)	For the aggregate of all claims made by all market participants related to the use of SuperMontage or Brut system on a single trading day, compensation will be limited to the larger of $250,000, or the amount of the recovery obtained by Nasdaq under any applicable insurance policy; and

Securities and Exchange Commission

Joyce Sweeney

October 11, 2005

(3)	For the aggregate of all claims made by all market participants related to the use of SuperMontage or Brut system during a single calendar month, compensation will be limited to the larger of $500,000, or the amount of the recovery obtained by Nasdaq under any applicable insurance policy.

If all the claims arising out of the use of SuperMontage or Brut system cannot be fully satisfied because together they exceed the maximum amount of compensation dollars available, then available monies will be allocated on a proportional basis among all such claims arising on a single trading day or during a single calendar month, as applicable. All claims for compensation must be made in writing and submitted to Nasdaq no later than the opening of trading on the next business day after the day on which the use of Nasdaq’s facilities gave rise to the compensation claim.

Nasdaq will apply Rule 4705 in a non-discriminatory manner, and believes that the proposed rule change provides a uniform non-discriminatory method to compensate Nasdaq Market Center and Brut system users for losses arising from system malfunctions in the order execution process. Nasdaq believes that the potential availability of such compensation instills confidence in Nasdaq market systems, and may encourage greater use of those systems thereby increasing beneficial liquidity for all system users. Another market center has a similar rule in place to likewise provide limited compensation for system malfunctions. This rule change was important to the Company in order to effectively compete with other market centers.

As a result of the implementation of this rule change, the Company reassessed its presentation of transaction revenues and the related liquidity rebate pursuant to the provisions of EITF 99-19 as discussed in the response to Comment #2 above. The presentation was changed on a prospective basis beginning April 1, 2005 as required under GAAP as the rule change represented a change in fact. This rule change did not have a material impact on the consolidated financial position or results of operations of Nasdaq in the second quarter of 2005.

Nasdaq does not record a liability for any potential claims that may be submitted unless they meet the provisions of Statement of Financial Accounting Standards No. 5 “Accounting for Contingencies” (“SFAS No. 5). As such, losses arising as a result of the rule are accrued and charged to expense only if the loss is probable and estimable.

The Company will include further description of the nature and terms of the Limitation of Liability Rule and its effect on the Company’s accounting policies and reporting considerations in future filings.

Securities and Exchange Commission

Joyce Sweeney

October 11, 2005

Note 4- Acquisition of Instinet Group, page 8

7. We note your disclosure on page 8 that you expect the acquisition of Instinet to be dilutive to Nasdaq’s stockholders for up to 12 months. Please tell us and in future filings explain your basis for this disclosure. Describe the significant contributors to the dilutive effect and the changes in these factors after the 12 months that will result in the acquisition being accretive.

If the acquisition of Instinet is consummated, Nasdaq expects to realize significant cost savings in the long term primarily by migrating to the INET trading platform as a single technology platform. Currently Nasdaq operates the historical Nasdaq platform as well as Brut technology platforms. As such, the most significant contributors to the dilutive effect of the acquisition in the twelve month period following consummation of the acquisition are as follows:

•	Changes in the useful life of certain historical Nasdaq technology assets as a result of the migration to INET’s platform.

•	Severance associated with headcount reductions for redundant positions upon completion of the technology migration.

•	Elimination or termination of certain leases and hardware maintenance contracts following consummation of the acquisition.

•	Duplicate office facilities and data centers until the technology migration is completed.

The Company expects that in the period beginning 12 months following consummation of the acquisition, the acquisition will be accretive to shareholders, primarily as a result of technology cost savings and other synergies as follows:

•	The cost to operate the combined platform will be significantly less than the existing Nasdaq and Brut platforms. Also, by migrating to a single platform, Nasdaq will achieve significant cost savings in clearing and settlement expenses as more trades will be executed on the Nasdaq Market Center versus routed through our broker-dealer.

•	Nasdaq will also achieve cost savings on certain occupancy and compensation and benefit costs due to the relocation of INET employees to Nasdaq facilities, headcount reductions and consolidation of facilities, including data centers.

•	Nasdaq will gain additional market data revenues by migrating INET trade reporting activity from The National Stock Exchange (“NSX”) to Nasdaq. Nasdaq will also no longer pay NSX membership fees.

The Company will include discussion for this disclosure in future filings.

Securities and Exchange Commission

Joyce Sweeney

October 11, 2005

8. We note that you present the warrants issued in conjunction with the proposed acquisition of Instinet as mezzanine equity on your Balance Sheet. Please tell us the terms of the warrants and provide us with your analysis supporting the financial statement presentation.

On April 22, 2005, Nasdaq issued warrants in conjunction with the $240 million restructuring of the convertible notes and the $205 million issuance of convertible notes. Nasdaq issued warrants to purchase a total of 4,962,500 shares of Nasdaq’s common stock at $14.50 per share. The warrants will be exercisable on or after April 22, 2006, or earlier under certain circumstances, and will terminate on the third anniversary of the closing of the merger, unless terminated in connection with the mandatory redemption of the convertible notes under the terms of the indenture agreement.

All of the warrants issued are rescindable if the INET acquisition is not consummated.

Nasdaq considered the SEC Accounting Release 268, Redeemable Preferred Stocks (“ASR 268”) to account for the warrants. Nasdaq noted that if an equity security is redeemable upon an event that is not solely in control of the issuer, the equity security should be distinguished from permanent capital. Similar to the treatment of capital stock that is subject to a right of rescission, because the warrants that Nasdaq issued are rescindable if the acquisition is not consummated (consummation of the acquisition is not solely in Nasdaq’s control), Nasdaq distinguished the warrants from permanent equity. Nasdaq concluded that the warrants should be recorded as mezzanine equity until the acquisition is closed. Upon completion of the acquisition, Nasdaq will classify the warrants as stockholders’ equity.

9. Please tell us how you considered the provision that reverts the $240 million of convertible notes to the original terms if the acquisition of Instinet does not occur in your analysis for concluding that the restructuring was a substantial modification of terms under EITF 96-19.

Nasdaq considered EITF 96-19 in analyzing the restructuring of the $240 million convertible notes. The restructuring of the convertible notes included the following significant modifications:

1.	The conversion price was lowered to $14.50 from $20.00.

2.	The maturity date was extended to October 2012 from May 2006.

3.	The interest coupon rate was lowered to 3.75% from 4.0%.

4.	An additional 2.75 million warrants to purchase Nasdaq’s common stock at $14.50 per share were issued.

5.	A provision that reverts the convertible notes back to the original terms in certain situations with limited exceptions.

Securities and Exchange Commission

Joyce Sweeney

October 11, 2005

Nasdaq calculated, as outlined in EITF 96-19, the change in the present value of cash flows under the terms of the modified and original debt. The present value of the cash flows under the terms of the new debt instrument was greater than 10% different than the present value of the remaining cash flows under the terms of the original instrument. Therefore, Nasdaq considered the restructuring to be substantial and accounted for the restructuring as an extinguishment of debt.

The largest factor contributing to the change in value was the difference in value of the conversion option, which was reflected as a current period cash flow in the EITF 96-19 calculation. Nasdaq compared the fair value of the conversion option immediately following such modification with the fair value immediately prior to the modification in accordance with EITF 96-19 and the guidance in the speech from Robert Comerford, Professional Accounting Fellow, on December 6, 2004 entitled “Application of EITF 96-19 to Modified Convertible Bond Transactions.”

The option’s fair value increased approximately $60 million primarily because of the change in the conversion price and the extension in the option’s life. The old option value assumed a one year hold period and a $20.00 strike price compared with a 7.5 year hold period and $14.50 strike price of the new option value. Other factors contributing to the change in value included the change in maturity date, interest coupon and the contingent reversion provision.

Nasdaq assigned a low probability to the contingent reversion provision, as the Company expected (and continues to expect) the acquisition of Instinet to be consummated.

*    *    *

As requested by the staff, Nasdaq acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

Joyce Sweeney

October 11, 2005

If you have any further questions or concerns, please feel free to contact me at 212-401-8912.

Sincerely,

/s/ David P. Warren

David P. Warren

Executive Vice President and Chief Financial Officer